

Mail Stop 4631

November 30, 2017

Via E-mail
Mr. Hongming Dong
Chief Financial Officer
Delta Technology Holdings Limited
16 Kaifa Avenue
Danyang, Jiangsu, China 212300

> **Re:** **Delta Technology Holdings Limited**
> **Form 20-F for the Year Ended June 30, 2016**
> **Filed November 15, 2016**
> **File No. 1-35755**

Dear Mr. Dong:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction